February 25, 2010

Mr. Jeffrey Sears
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          STAR BUFFET, INC.
File No. 000-23099
Form 10-K for the year ended January 26, 2009
Form 10-Q for the quarterly period ended November 2, 2009

Dear Mr. Sears:

Below please find our response to your letter dated January 25, 2010 with regards to the above-mentioned Form 10-K:

Dependence Upon and Restrictions Resulting from HomeTown Franchise Agreements, page 5

1.
Per your disclosure, Buffet Holdings, Inc., the parent of HTB’s franchisor, filed for Chapter 11 bankruptcy reorganization on January 22, 2008.  We note further that the lack of investment in the HTB brand by the franchisor, as well as the franchisor’s unwillingness to permit your subsidiary to develop new HTB locations, has contributed to significant declines in restaurant level revenue and profitability.  Please tell us whether the factors noted above have resulted in an impairment of the assets at any HTB restaurants operated by your company.

In the two years since the Buffets Holdings, Inc. bankruptcy on January 22, 2008, Star Buffet, Inc. has closed seven (7) of the twelve (12) HomeTown restaurants it held at the time.  As each restaurant was closed, impairment was taken with respect to the assets associated with that restaurant, resulting in impairments of $246,000 in FY’08 and approximately $663,000 through the first three quarters of FY’10.  While the franchisor’s bankruptcy and unwillingness to permit development were contributors to the decline in restaurant level revenue and profitability, the recent decline in economic activity, particularly in the Arizona and New Mexico markets, necessitated the closures in the second and third quarters of fiscal 2010 and further closures and additional impairments in the fourth quarter of FY’10 that will be reflected in future filings.  We have reviewed the book value of the assets associated with our remaining HomeTown assets on an ongoing basis as part of our continuing impairment analysis, most recently on November 2, 2009, and do not believe these assets have been impaired.  An impairment analysis will be conducted in connection with our current fiscal year end, which is January 25, 2010 to determine whether an additional impairment is required at that time.

Comparison of Fiscal 2009 to Fiscal 2008, page 13

2.
We note that your discussion of costs incurred for the comparable reporting periods places significant emphasis on the changes in your expenses measured as a percentage of revenue.  However, we note from your disclosure on page 11 of MD&A that occupancy costs, salary costs, benefit costs, and other expenses are primarily fixed in nature and generally do not vary significantly with restaurant sales volume.  We note further that certain of your costs increased on an absolute basis, although they decreased as a percentage of sales.  As such, please expand your MD&A disclosure to provide a more detailed discussion and analysis of the absolute changes in the costs incurred by your company.  For example, quantify and discuss the absolute changes in costs incurred as a result of (i) changes in the number of restaurant units operated by your company, (ii) minimum wage increases, and (iii) pre-opening costs.  Please provide your proposed expanded disclosure as part of your response.

Below is the discussion under the introduction to Management’s Discussion and Analysis and the sub-caption “Comparison of Fiscal 2009 to Fiscal 2008” from the January 26, 2009 10-K, with proposed additional disclosure marked.  We will add additional discussion of these matters similar to that shown below in our future disclosures.  The additional disclosure is underlined below.

Consolidated net income for fiscal 2009 improved approximately $2.9 million to net income of $943,000 or $0.29 per diluted hare as compared with a net loss of $(2,001,000) or $(0.63) per diluted share for the comparable prior year period.  The improvement in net income is due to an increase in income from operations of approximately $5.3 million primarily from new acquisitions which included lower impairment expense of approximately $1.2 million partially offset by higher interest expense and an increase in income taxes of approximately $1.7 million. Total revenues increased approximately $29.1 million or 42.4% from $68.7 million in fiscal 2008 to $97.8 million in fiscal 2009. The increase in revenues was primarily attributable to 3 new store openings and 27 newly acquired stores that resulted in additional sales of approximately $36.7 million, partially offset by declines in comparable same store sales of approximately $3.5 million primarily in the HomeTown Buffet restaurants and the closure of 14 restaurants. The decline in sales from the 14 closed stores was approximately $4.2 million.  The Company believes the decline in same store sales is a result of weaker economic conditions and new restaurant competition in certain markets.  The decline in sales on a same store basis significantly impacts consolidated net income because occupancy, salaries, benefits, and other expenses are primarily fixed in nature and generally do not vary significantly with restaurant sales volume especially in the near term. It is sometimes possible to lower occupancy, salaries and other expenses if given a longer period of time to adjust. For example, rent may be negotiated lower and the restaurant staff may be reduced if the decline in sales is more permanent. Occupancy and other expense includes major expenditures such as rent, insurance, property taxes, utilities, maintenance and advertising.

Revenues increased approximately $32.5 million primarily due to 30 new store additions in the year that resulted in additional sales of approximately $36.7 million partially offset by the closure of 14 restaurants. The decline in sales attributable to the 14 closed stores was approximately $4.2 million.  On an absolute basis, the net addition of stores increased food costs, labor costs, occupancy and other expenses and depreciation. The primary reason the actual labor costs increased by $7.9 million and the labor costs as a percentage of sales decreased from 34.8% in fiscal 2008 to 32.5% in fiscal 2009 despite minimum wage increases is that the 20 Barnhill restaurants had a labor cost of only 29.4% as a percentage of sales. The Barnhill restaurant labor costs were considerably lower than the existing restaurants. By adding the lower labor cost restaurants to the total mix of restaurants the overall percentage decreased despite minimum wages increases. Pre-opening expense in two restaurants totaled $222,000 in fiscal 2009. The company did not incur any pre-opening expense in fiscal 2008.

Comparison of Fiscal 2009 to Fiscal 2008

Total revenues increased $29.1 million or 42.4% from $68.7 million in fiscal 2008 to $97.8 million in fiscal 2009.  Sales from the Company’s 3 new store openings and 27 newly acquired stores in fiscal 2009 and fiscal 2008 were a net increase of approximately $36.7 million. Sales lost from 14 closed stores represented a net decrease of approximately $4.2 million.  Same store sales decreased approximately 6.4% primarily due to increased competition in certain markets.

 Food costs as a percentage of total revenues increased from 36.9% during in fiscal 2008 to 38.9% in fiscal 2009.  Food costs increased by approximately $12.7 million in fiscal 2009 primarily due to the net increase of 16 stores. The increase in food costs as a percentage of total revenue was primarily attributable to the higher wholesale prices for chicken, pork and beef.

Labor costs as a percentage of total revenues decreased from 34.8% in fiscal 2008 to 32.5% in fiscal 2009 while actual labor costs increased by $7.9 million primarily due to the net increase of 16 stores.  The decrease as a percentage of total revenues was primarily attributable to lower labor costs in the new Barnhill restaurants as compared to the existing restaurants.  Labor costs decreased as a percentage of total revenues despite minimum wage increases in every state in which the Company operated in fiscal 2009 and fiscal 2008. In response to the increased costs, the Company has and will continue to attempt to increase menu pricing with the goal of maintaining food and labor costs as a percentage of sales consistent with prior results, although there can be no assurance that expected results will actually occur (see the discussion under “Risk Factors”).

Occupancy and other expenses as a percent of total revenues decreased from 22.1% in fiscal 2008 to 20.2% in fiscal 2009.  Occupancy and other expenses increased by approximately $4.6 million in fiscal 2009 primarily due the net increase of 16 stores.  The decrease as a percentage of total revenues was primarily attributable to a decrease in facility costs as a percentage of revenues in the current year compared to the prior year.  The lower facility cost as percentage of revenue was the result of lower negotiated and straight-line rent expense.

General and administrative expenses as a percentage of total revenues decreased from 5.2% in fiscal 2008 to 3.0% in fiscal 2009.  While the Company has added 30 new stores and closed 14 stores, there has been no significant increase in administrative costs or personnel.

Depreciation and amortization expense increased from $2,098,000 in fiscal 2008 to $2,622,000 in fiscal 2009. The increase was primarily attributable to 30 new store openings since last year partially offset by the closure of 14 stores.

Impairment of long-lived assets decreased from 2.0% in fiscal 2008 to 0.2% in fiscal 2009. The impairment in fiscal 2008 totaled $238,000 for the impairment of one restaurant’s leasehold improvements and $8,000 for franchise costs where projected undiscounted cash flows were less than the net book value of the assets and approximately $29,000 of impairment to equipment held for future use and approximately $1,126,000 for the impairment of goodwill.  The impairment in fiscal 2009 totaled $212,000 for leasehold improvements.

Interest expense as a percent of total revenues was 1.2% in fiscal 2008 and in fiscal 2009. Interest expense increased from $858,000 in fiscal 2008 to $1,153,000 in fiscal 2009 primarily from the Wells Fargo debt used to acquire 20 Barnhill’s Buffet restaurants.  However, the interest expense as a percent of total revenue remained the same because the revenues also increased primarily from the Barnhills acquisition.

The income tax provision (benefit) totaled $394,000 or 29.5% of pre-tax income in fiscal 2009 as compared to $(1,315,000) or (39.7%) of pre-tax income in fiscal 2008.

Liquidity and Capital Resources, page 14

3.
Your disclosure largely repeats the loan terms disclosed in Note 5 to your financial statements.  Please revise to instead focus your disclosure on the amounts of obligations due in both the short-term and long-term and your plan to repay such amounts.  Your disclosure should also include your long-term plan for cash and debt levels.

We propose to add a table and disclosure similar to the following in our discussion of liquidity and capital resources in future filings:

The Company believes that cash on hand, availability under the revolving line of credit and cash flow from operations will be sufficient to satisfy working capital and capital expenditure requirements during the next 12 months. The table below shows the total debt of the Company including the current portion by type of debt.

The Company believes that the current portion of debt of $3,548,000 at the end of fiscal 2009 will be repaid from cash flow from operations or the refinancing of existing debt in fiscal 2010.  The Company believes the long term plan for cash levels will remain similar to the past year.  The Company believes the long term plan for debt levels will gradually decrease in the future as Company attempts to replace bank debt with real estate mortgages or reduce debt from the proceeds on potential sales of excess real estate.

Management does not believe that the net working capital deficit will have any material effect on the Company’s ability to operate the business or meet obligations as they come due over next 12 months. However, there can be no assurance that cash on hand, availability under the revolving line of credit and cash flow from operations will be sufficient to satisfy its working capital, capital expenditure and refinancing requirements. Furthermore, given uncertain financial market conditions on February 20, 2009, the Board of Directors voted to indefinitely suspend the annual dividend on the outstanding common stock of the Company.

Total Debt

	1/28/2008	1/28/2008	1/26/2009	1/26/2009
	FY'08	FY'08	FY'09	FY'09
Type of Debt	Total Debt	Current Portion	Total Debt	Current Portion
Real Estate Mortgages	$6,595,000	$1,038,000	$6,519,000	$2,748,000
Bank Debt - Revolver	$1,349,000	$1,349,000	$1,255,000	-
Bank Debt - Term	-	-	$5,825,000	$800,000
Subordinated Debt	$1,400,000	-	$1,992,000	-
Total Debt	$9,344,000	$2,387,000	$15,591,000	$3,548,000

Item 9A (T). Controls and Procedures, page 20

4.
We note that you have disclosed your principal executive officer and principal financial officer’s conclusion regarding the effectiveness of your internal control over financial reporting, but you have not disclosed their conclusion regarding the effectiveness of your disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act of 1934).  Please revise your disclosure in future filings, according1y.  Refer to Item 307 of Regulation S-K for further guidance

We inadvertently omitted the language with respect to the conclusion regarding disclosure controls and procedures from the 10-K for the year ended January 26, 2009.  Disclosure regarding this conclusion will be included in future filings.

Receivables, page F-8

5.
We note from your accounting policy regarding cash equivalents that amounts receivable from credit card companies are considered to be cash equivalents.  As such, please tell us and disclose the nature of the amounts reported as “Receivables, net” in your balance sheet.

Consistent with our accounting policy, amounts receivable from credit card companies are essentially akin to deposits in transit and are not included in accounts receivable. The accounts receivable on our balance sheet as of January 26, 2009 was composed of the following items:

Type	Approx. %

Trade Receivables and Gift Cards	20%
Vendor Rebates	52%
Landlord Receivables	10%
Other	18%
Total	100%

“Receivables, net” had a similar composition in FY 2008.

Note 5 – Long-term debt, page F-15

6.	Please consider revising your footnote to include a table that lists the balance of each of your debt obligations at each balance sheet date.

We will revise our footnote with a table that lists the balance of our debt obligations in the future.  The table below, using data for the year end January 26, 2009, is provided as an example.

Real Estate Mortgages
	1/28/2008	1/26/2009	Loan		Monthly	Interest
Lender	FY'08	FY'09	Date	Term	Payment	Rate

Platinum Bank	$1,115,138	$1,028,923	12/19/2003	6 yrs.	14,031	6.3% fixed for 3 yrs.
M&I Marshall & Ilsley Bank	623,960	451,013	2/2/2002	10 yrs.	17,894	7.5% fixed for 5 yrs.
M&I Marshall & Ilsley Bank	404,070	202,954	2/25/2004	7 yrs.	18,396	6.1% fixed
Naisbitt Investment Co	169,477	108,383	9/16/2005	5 yrs.	5,870	6.5% fixed
Dalhart Federal Savings & Loan	497,281	448,831	6/1/2006	5 yrs.	6,731	7.63% fixed
Dalhart Federal Savings & Loan	-	77,117	7/1/2008	5 yrs.	1,687	6.75% fixed
Victorium Corporation	311,253	282,343	2/1/2001	15 yrs.	4,264	7.5% fixed
New Mexico Business & Banking	461,259	401,364	11/7/2006	5 yrs.	8,055	7.5% fixed
Fortenberry's Beef of Magee, Inc.	739,792	572,658	1/30/2007	5 yrs.	17,821	7.0% fixed
Bank of Utah	840,113	718,795	10/27/2004	5 yrs.	14,371	6.25% fixed
Dalhart Federal Savings & Loan	476,870	439,979	6/20/2007	10 yrs.	5,903	7.375% fixed
Dalhart Federal Savings & Loan	-	126,988	7/1/2008	5 yrs.	2,756	6.75% fixed
Farmers Bank & Trust Company	508,257	-	7/10/2007	5 yrs.	4,676	7.0% fixed
Rankins Brothers, Inc.	56,956	-	7/10/2007	1 yr.	1,923	6.0% fixed
Farmers Bank & Trust Company	-	587,360	7/11/2008	5 yrs.	5,264	6.5% fixed
Heritage Bank	390,758	-	7/29/2004	10 yrs.	6,319	6.75% fixed
Stockton Bank	-	647,670	8/15/2008	15 yrs.	5,805	6.75% fixed
Stockton Bank	-	424,623	8/15/2008	15 yrs.	3,134	6.75% fixed
TOTAL REAL ESTATE MORTGAGES	$6,595,184	$6,519,001

Other Debt
M&I Bank – Revolver	$1,349,475	$-	10/28/2003	1 yr.	N/A	Libor plus 2%
Wells Fargo – Revolver	-	1,255,000	1/31/2008	4 yrs.	N/A	Libor plus 2%
Wells Fargo – Term	-	5,825,000	1/31/2008	4 yrs.	N/A	Libor plus 2%
Subordinated Debt	1,400,000	1,991,936	6/15/2007	5 yrs.	N/A	8.5% fixed
TOTAL OTHER DEBT	$2,749,475	$9,071,936
TOTAL DEBT	$9,344,659	$15,590,937

Note 14 – Acquisitions, page F-24

7.
We note that your company purchased certain operating assets of twenty Barnhill’s Buffet restaurants in two separate transactions dated January 31, 2008 and February 29, 2008.  Given that your company obtained title to all of the restaurant equipment necessary to operate the restaurants, acquired the intellectual property that provides the perpetual right to utilize the Barnhill’s Buffet name, and negotiated the assumption of certain real estate lease obligations related to the restaurants, it appears that the aforementioned transactions may have qualified as business acquisitions.  As such, please tell us why you have not disclosed the pro forma financial information required by paragraphs 54 and 55 of SFAS No. 141.  In addition, please tell us what consideration was given to the disclosure requirements of Rules 3-05 and 11-01 of Regulation S-X and, if applicable, the results of any related analyses that you performed.

We accounted for the Barnhill transactions as acquisitions of a business. The Company did not disclose pro forma financial information required by paragraphs 54 and 55 of SFAS 141 since the purchase of certain operating assets of twenty Barnhill’s Buffet restaurants did not have any goodwill associated with either of the two transactions.  Both transactions were subject to Bankruptcy Court approval.  Total consideration paid for the restaurant assets in the initial transaction was $5 million of which approximately $4.675 million was allocated to restaurant equipment and $325,000 was allocated to food and related inventories. The purchase price in the second transaction was $1.075 million of which approximately $1.025 million was allocated to restaurant equipment and $50,000 was allocated to food and related inventories.

The Company carefully considered the disclosure requirements of Rules 3-05 and 11-01 of Regulation S-X including, but not limited to seeking advice from its external auditors.  The Company performed calculations and tests, including testing each individual acquisition and the total of all acquisitions during the fiscal year against the investment, asset and income tests of Rule 3-05.

The Company’s analysis of the above rules for disclosure requirements, including the necessity of including Barnhill’s audited financials in any filings, as required by Rules 3-05 and 11-01 of Regulation S-X, indicated that the pro-forma financial information was not required. The results of these analyses indicated the 20 percent thresholds for individual acquisitions and the 50 percent thresholds for total acquisitions requiring audited financial were not met and therefore the Company did not have disclosure requirements under Regulation S-X Rules 3-05 or 11-01.

Exhibits 32.1 and 32.2 – Certifications

8.
We note that paragraph 4 of the management certifications included in your Form 10-K does not include the language regarding the certifying officers’ responsibility for establishing and maintaining internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please revise the certifications accordingly.  Refer to Item 601(b)(31) of Regulation SK for further guidance.

The reference to the rules in the 10-K certifications was inadvertently omitted.  We will provide the certifications specified in Item 601(b)(31) in future filings.

Condensed Consolidated Balance Sheets, page 1

9.
We note that the balance that you have reported for “Property held for sale” has remained unchanged since prior to the fiscal year ended January 30, 2006.  In this regard, please tell us (i) whether the underlying assets are being actively marketed, (ii) how you determined the carrying values of the underlying assets, and (iii) why you believe the carrying value of the underlying assets reflect a sales price that is reasonable in relation to their current fair values.

The property is for sale and actively marketed. The brokerage firm is Murphy Land & Retail Services, Inc., the listing price is $950,000.

In recent years, the Company has entered into negotiations to sell the property to gas station operators, restaurant operators and real estate developers, none of which have successfully closed.  At present, the Company believes the highest and best use is as one parcel in a group of contiguous parcels that are being assembled for a larger real estate development. Presently, the owner of another parcel in this group is a holdout. Given current real estate market conditions, this holdout pad may or may not be acquired. The book value of the property is $931,000, based on our acquisition cost, and the most recent market comparisons indicate the fair market value is above our carrying value.

10.
We note that your long-term notes receivable balance is comprised of two notes that are in default.  We also note that you have not collected any portion of this balance subsequent to January 28, 2008.  Per your disclosure in “Note (L)," you believe that proceeds from future asset sales will be adequate for the recovery of the remaining principal amount of the note receivable owed by North's Restaurant, Inc. (“North’s”).  However, given the amount of time that has passed since you have collected any portion of the receivable owed by North’s, it is unclear whether North's assets are being actively marketed or when the receivable from North’s is expected to be col1ected.  Furthermore, your disclosure does not explain (i) why you believe that the note receivable from your strategic partners should be deemed collectible or (ii) when such amount can be expected to be collected.  Given the observations noted above, please explain to us in detail what efforts are being made to collect the outstanding receivable balances owed by North’s and your strategic partners, why you continue to believe that each of the respective receivable balances is collectible, and when the outstanding amounts are expected to be received.  As part of your response, please describe for us the assets and related fair values that you are relying upon in reaching your conclusion that the notes are recoverable.  Please also revise your footnote disclosure, as appropriate.

We continually analyze the collectability of our notes receivable.  We are currently performing that analysis for our year ended January 25, 2010.

The balance of the two notes is as follows:

North’s	$490,000

K-BOB’S	$214,000

We are considering providing an allowance for a portion or the full balance of the North’s note receivable.  As further time has elapsed, the note continues to be non-performing.   The North’s note, is secured by two pieces of property in Medford, Oregon. One piece of property is a vacant restaurant building and the other is an undeveloped parcel of land. We have not actively pursued the collateral because of the cost of doing so.  We believe that both pieces of property continue to be listed with real estate broker; both have had offers in the past, but no offers have resulted in sales. Given conditions in the real estate, no estimates can be made as to the timing of any sale or the realizable value. We are attempting to determine the fair value of this collateral. For reference, in 2007 when the balance of the note was adjusted for the collection of collateral a contingent liability of $493,000 was accrued which effectively nets the note receivable to approximately $3,000.  We are also currently analyzing continuing to carry the accrual of the contingent liability.  The accrual was originally recorded to account for the uncertainty of whether another secured creditor would make a claim against the Company for the collateral that was awarded to the Company by the North’s bankruptcy judge.  As that other secured creditor has never made a claim and has exhibited the desire to pursue North’s separately from the Company’s claim, we do not now believe that this party will make a claim.  Subject to the completion of our analysis, we currently intend to provide an allowance for the balance of the North’s note receivable and reverse the contingency accrual in our year ended January 25, 2010.

With respect to the K-BOB’S receivable, twice we have planned litigation to collect the balance, but have placed the litigation on hold due to a lack of time. We are confident that amounts due will be collected. We have other business relationships with K-BOB’S and believe we will be able to exert commercial pressure to obtain payment of this amount.

Note (D) Segment and Related Reporting, page 10

11.
Please revise the notes to your financial statements to provide the interim period segment disc1osure for both the quarterly and the year-to-date periods covered by your report.  Please also consider whether it would be appropriate to expand your MD&A to discuss both the quarterly and year-to-date the results of operations of each segment.

We will revise our notes to our financial statements to provide interim period segment disclosures for both the quarterly and year-to-date periods in the future. Please see example below. In addition, the Company will expand our MD&A to discuss both the quarterly and year-to-date results of operations for each segment.

Note (D) Segment and Related Reporting

The Company has two reporting segments, the Buffet Division and the Non-Buffet Division. The Company’s reportable segments are aggregated based on operating similarities.

The accounting policies of the reportable segments are the same as those described in Note 1 of the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended January 26, 2009. The Company evaluates the performance of its operating segments based on income before income taxes.

Summarized financial information concerning the Company’s reportable segments is shown in the following table. The other assets presented in the condensed consolidated balance sheets and not in the reportable segments relate to the Company as a whole, and not individual segments. Also certain corporate overhead income and expenses in the condensed consolidated statements of operations are not included in the reportable segments.

(Dollars in Thousands)
12 weeks Ended November 2, 2009	Buffet Division	Non-Buffet Division	Other	Total
Revenues	$10,300	$5,318	$—	$15,618
Interest income	—	—	—	—
Interest expense	(1)	—	(236)	(237)
Depreciation & amortization	476	184	7	667
Impairment of long-lived assets	643	—	—	643
Income (loss) before income taxes	(1,310)	368	(549)	(1,491)
Total assets	21,616	12,700	5,026	39,342
12 weeks Ended November 3, 2008
Revenues	$14,240	$6,598	$—	$20,838
Interest income	—	—	1	1
Interest expense	(1)	—	(263)	(264)
Depreciation & amortization	449	156	10	615
Impairment of long-lived assets	—	—	—	—
Income (loss) before income taxes	393	374	(813)	(46)
Total assets	24,954	12,757	4,546	42,257

(Dollars in Thousands)
40 weeks Ended November 2, 2009	Buffet Division	Non-Buffet Division	Other	Total
Revenues	$41,592	$21,690	$—	$63,282
Interest income	—	—	75	75
Interest expense	(2)	—	(753)	(755)
Depreciation & amortization	1,552	667	27	2,246
Impairment of long-lived assets	934	146	—	1,080
Income (loss) before income taxes	(586)	2,761	(2,057)	118
Total assets	21,616	12,700	5,026	39,342
40 weeks Ended November 3, 2008
Revenues	$57,773	$20,453	$—	$78,226
Interest income	—	—	13	13
Interest expense	(5)	—	(832)	(837)
Depreciation & amortization	1,543	442	89	2,074
Impairment of long-lived assets	198	14	—	212
Income (loss) before income taxes	2,116	2,019	(2,789)	1,346
Total assets	24,954	12,757	4,546	42,257

If you have any questions, please contact me at (386) 736-1717.

Regards,

/s/ Ron Dowdy

Ron Dowdy
Group Controller

Star Buffet, Inc. ♦ 1312 N. Scottsdale Road ♦ Scottsdale, AZ  85257 ♦ (480) 425-0397 ♦ Fax: (480) 425-0494